Exhibit 99.1

FOR IMMEDIATE RELEASE:

Afya Limited Announces Entering into of Purchase Agreement for the Acquisition of Centro Universitário São Lucas

February 21, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Centro Universitário São Lucas, or UniSL. Closing of the transaction is subject to customary conditions precedent and antitrust approvals.

UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health related undergraduate degrees. In 2019, UniSL’s gross revenue totaled R$227.5 million, and approximately 65% of its gross revenue came from health related programs.

The aggregate purchase price is R$341.6 million, including the assumption of estimated net debt of R$140.1 million, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate.

The acquisition will contribute 182 medical school seats to Afya, increasing Afya’s total medical school seats to 1,866. There are 100 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$80 million, adjusted by the CDI rate.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br